UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Tadashi Kuroda

Senior Managing Corporate Executive

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 617446448	13D

1.	NAME OF REPORTING PERSON: MITSUBISHI UFJ FINANCIAL GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: TOKYO, JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 24.53%**
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 24.53%**
	10.	SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 435,084,709 shares**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.53%**
14.	TYPE OF REPORTING PERSON (See Instructions): CO

**	Includes 3,067,557 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of April 11, 2018. Such shares represent approximately 0.17% of the 24.53% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010, the sixth amendment thereto, filed on November 9, 2010, the seventh amendment thereto, filed on April 25, 2011, the eighth amendment thereto, filed on July 1, 2011, the ninth amendment thereto, filed on October 4, 2013, the tenth amendment thereto, filed on April 7, 2016, the eleventh amendment thereto, filed on November 28, 2017 and the twelfth amendment thereto, filed on March 5, 2018 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

In addition to the 432,017,152 shares of Common Stock held by MUFG directly, as of April 11, 2018, certain affiliates of MUFG held in the aggregate 3,067,557 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares.

Item 4: Purpose of Transaction

MUFG has entered into a sales plan (the “Plan”) with the Company and Morgan Stanley & Co. LLC (“MS & Co.”) to sell shares of Common Stock to the Company, through its agent MS & Co., as part of the Company’s share repurchase program. MUFG, the Company and MS & Co. entered into the Plan on April 18, 2018, after the Company released its quarterly financial results for the first quarter of 2018. The Plan is only intended to maintain MUFG’s ownership percentage of the Common Stock below 24.9% in order to comply with MUFG’s passivity commitments to the Board of Governors of the Federal Reserve System. MUFG’s ownership percentage increases as the outstanding number of shares of Common Stock is reduced as the Company purchases Common Stock under its share repurchase program.

Under the Plan, MUFG intends to sell Common Stock to the Company during each Quarterly Plan Period (as defined in the Plan). Such sales under the Plan may occur on any Sale Day (as defined in the Plan) during a Quarterly Plan Period, and the number of shares of Common Stock that MUFG will sell to the Company on any Sale Day is equal to a specified percentage multiplied by the number of shares the Company had previously repurchased during such period from other shareholders under its share repurchase program. The purchase price per share on each Sale Day will equal the average price per share paid by the Company for those shares it repurchased from other shareholders during such period.

The Plan may be suspended or terminated (i) by MUFG at any time for any reason by prior written notice from MUFG to the Company or (ii) by the Company by prior written notice to MUFG (a) after the end of a Quarterly Plan Period and prior to the beginning of the next Quarterly Plan Period and (b) at any time if the Company is prohibited from purchasing Common Stock by legal, contractual or regulatory restrictions applicable to it or its affiliates. The Plan is filed as Exhibit 99.20 to this Amendment and is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)    Rows (7) through (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference. For purposes of calculating the percentages set forth on the cover pages of this Amendment, the number of shares outstanding is assumed to be 1,773,948,460 (which is the number of shares of Common Stock outstanding as of March 26, 2018, as reported by the Company in their Schedule 14A filed on April 6, 2018).

As of April 18, 2018, MUFG beneficially owns 432,017,152 shares of Common Stock.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 24.53% of the outstanding shares of Common Stock.

(b)    Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it as indicated in rows (7) through (11) and (13) of the cover pages to this Amendment.

(c)    Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d)    No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e)    Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.20	Sales Plan, dated April 18, 2018, between Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. LLC*

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2018

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Tadashi Kuroda
Name:	Tadashi Kuroda
Title:	Senior Managing Corporate Executive